Exhibit 99.3

Navios Maritime Holdings Inc. Announces Expiration of Early Tender Deadline in Tender Offer for Its 8 1/8% Senior Notes Due 2019 and Redemption of Any Notes Remaining Outstanding After Tender Offer

MONACO, Nov. 21, 2017 (GLOBE NEWSWIRE) — Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM) announced today that the early tender deadline expired on November 20, 2017 under the previously announced cash tender offer (the “Tender Offer”) of Navios Holdings and its wholly-owned subsidiary, Navios Maritime Finance II (US) Inc. (“Navios Finance,” and together with Navios Holdings, the “Co-Issuers”) for any and all of their outstanding 8 1/8% Senior Notes due 2019 (the “2019 Notes”) issued pursuant to the indenture dated as of January 28, 2011, as amended, among the Co-Issuers, each of the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (the “Trustee”).

On November 21, 2017, the Co-Issuers accepted for payment, and paid for, all 2019 Notes validly tendered and not validly withdrawn prior to the early tender deadline, comprising $266,261,000 in aggregate principal amount (representing approximately 91.47%) of outstanding 2019 Notes. After the purchase by the Co-Issuers of all 2019 Notes validly tendered and not validly withdrawn prior to the early tender deadline, $24,833,000 in aggregate principal amount of 2019 Notes remains outstanding.

Any 2019 Notes validly tendered after the early tender deadline but before the expiration of the Tender Offer will be eligible to receive the tender offer consideration of $973.75 per $1,000 principal amount of 2019 Notes, plus accrued and unpaid interest to, but not including, the final payment date for the tendered 2019 Notes, but not the early tender premium. The Tender Offer remains open and is scheduled to expire at 12:00 midnight, New York City time, on December 5, 2017, unless extended by the Co-Issuers (the “Expiration Time”). Other than as required by applicable law, tendered 2019 Notes may not be withdrawn. The Co-Issuers currently expect to have a final payment date promptly following the Expiration Time for any 2019 Notes tendered after the early tender deadline.

The terms of the Tender Offer are described in the Co-Issuers’ Offer to Purchase dated November 6, 2017 (the “Offer to Purchase”).

The Co-Issuers also announced that they will redeem for cash, on December 21, 2017, all 2019 Notes that remain outstanding after completion of the Tender Offer, at a redemption price of $1,000 per $1,000 principal amount of 2019 Notes, plus accrued and unpaid interest to, but not including, that redemption date. The Co-Issuers issued a notice of redemption on November 21, 2017 to redeem the remaining outstanding 2019 Notes pursuant to the redemption and satisfaction and discharge provisions of the Indenture. This press release does not constitute a notice of redemption.

The Co-Issuers have engaged Morgan Stanley & Co. LLC to act as dealer manager in connection with the Tender Offer. The Co-Issuers have engaged D. F. King & Co., Inc. to act as information agent and tender agent in connection with the Tender Offer. Questions regarding the Tender Offer may be directed to Morgan Stanley & Co. LLC, at (800) 624-1808 (toll-free) or (212) 761-1057 (collect). Requests for documentation relating to the Tender Offer may be directed to D. F. King & Co., Inc., at (800) 669-5550 (toll-free) or (212) 269-5550 (collect).

None of the Co-Issuers, D. F. King & Co., Inc., the dealer manager or the Trustee is making any recommendation as to whether holders should tender the 2019 Notes in response to the Tender Offer.

This press release is for informational purposes only and does not constitute a notice of redemption, nor does it constitute an offer to sell or the solicitation of an offer to buy any securities of the Co-Issuers. The Tender Offer is being made solely pursuant to the Offer to Purchase which sets forth the complete terms of the Tender Offer. The Tender Offer is not being made to holders of 2019 Notes in any jurisdiction in which the making of, or acceptance of, the Tender Offer would not be in compliance with the laws of such jurisdiction.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE:NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website: www.navios.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ subsidiaries. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include statements related to the Tender Offer, including the Expiration Time and possible completion of the Tender Offer and the redemption of the 2019 Notes. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com

Source: Navios Maritime Holdings Inc.